SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 19 March, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 18 March 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 18 March 2014

ING announces size of planned sale of shares in ING U.S.

ING Group announced today that it plans to sell approximately 33.5 million shares of common stock of ING U.S., Inc., representing a stake of approximately 12% in its U.S.-based retirement, investment and insurance subsidiary. ING Group intends to use the proceeds of the planned transaction for the reduction of ING Group core debt.

“With this planned sale, we deliver on our agreement with the European Commission to further reduce our stake in ING U.S.in 2014 and accomplish another important milestone in the restructuring of ING Group while receiving proceeds to further reduce ING Group core debt,” said Ralph Hamers, CEO of ING Group.

In connection with this planned sale, ING U.S. has filed an update of its registration statement with the U.S. Securities and Exchange Commission (SEC). The amended registration statement now covers 26.5 million shares to be offered in an underwritten public offering (not including the shares subject to the option described below). The amended registration statement also includes information on the agreement between ING Group and ING U.S. under which ING U.S. will repurchase shares of its common stock from ING Group having a value of USD 250 million. The precise number of shares to be repurchased will be based upon the net price received by ING Group in the underwritten offering. Based upon the closing price of ING U.S. shares on the New York Stock Exchange on March 17, 2014, ING U.S. would repurchase approximately 7 million shares from ING Group.

The sale of the total of approximately 33.5 million shares in the offering and the repurchase, which transactions if they are completed, would reduce ING Group’s stake in ING U.S. to approximately 45% from approximately 57% at year-end 2013. As part of the planned offering, ING Group would grant the underwriters for the offering an option to purchase up to approximately 4 million additional shares, which, if fully exercised, would further reduce ING Group’s stake in ING U.S. to approximately 43%. The final timing, size and price for the planned offering and repurchase remain subject to market and other conditions.

Upon a successful completion of these transactions, the retained minority stake of ING Group in ING U.S. will be deconsolidated and will going forward be accounted for as an associate using equity accounting. This would fulfil ING Group’s requirement under the terms of the restructuring agreement with the European Commission to divest at least 50% of ING U.S. and deconsolidate this business before year-end 2014.

The IFRS book value of ING Group’s 57% stake was approximately EUR 5.5 billion at 31 December 2013. Assuming deconsolidation of ING U.S., the sale of 33.5 million shares would result in an estimated negative after-tax P&L impact of approximately EUR 2 billion to be booked in ING Group’s First Quarter 2014 Results. This amount broadly reflects the difference between the IFRS book value at year-end 2013 and the market value of ING Group’s 57% stake in ING U.S., and includes the release of corresponding revaluation reserves causing a loss of approximately EUR 300 million. The actual amount of any impact on the P&L and Shareholders’ equity of ING Group may differ from these estimates and will depend on the pricing, the exchange rate, the ING U.S. stock price, and the IFRS book value at the date of the transaction. This planned sale will not have an impact on the capital position of either ING Bank or NN Group.

ING Group has previously announced its intention to divest its remaining stake in ING U.S. over time, in line with its strategy to separate and divest its insurance and investment management businesses. In this context, ING Group sold shares of ING U.S. through an initial public offering in May 2013 and a follow-on offering in October 2013. If this offering is completed, any sale of ING Group’s retained ING U.S. shares is expected to be subject to a lock-up period of 90 days from the pricing of the offering (subject to certain exceptions and the underwriters’ ability to waive lock-up restrictions). ING U.S. shares trade on the New York Stock Exchange under the ticker symbol “VOYA”.

The registration statement relating to these securities filed with the SEC has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

Press enquiries ING Group	Investor enquiries ING Group
Victorina de Boer	ING Group Investor Relations
+31 20 576 6373	+31 20 576 6396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

NOTE TO THE EDITORS

Please be aware that earlier on 18 March 2014 a Form 6-K(1-14642) was filed prematurely and erroneously, with content that is broadly similar to the information provided above, and that should be ignored.

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 19 March 2014